                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                         NETLIVE COMMUNICATIONS, INC.
                               (Name of Issuer)

                        COMMON STOCK, $.0001 PAR VALUE
                        (Title of Class of Securities)

                                   641142104
                                (CUSIP Number)

                                                WITH A COPY TO:
             LAURENCE M. ROSEN                  GREGORY K. MARKS, ESQ.
             NETLIVE COMMUNICATIONS, INC.       ESANU KATSKY KORINS & SIGER
             586 BROADWAY, SUITE 806            605 THIRD AVENUE
             NEW YORK, NEW YORK  10012          NEW YORK, NEW YORK 10158
             (212) 343-7082                     (212) 953-6000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                MARCH 11, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                              Page 1 of 28 Pages

CUSIP No. 641142104                  SCHEDULE 13D

================================================================================
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael Kharitonov

================================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

================================================================================
 3          SEC USE ONLY

================================================================================
 4          SOURCE OF FUNDS

            Not Applicable
================================================================================
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

            Not Applicable
================================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

================================================================================
                        7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 456,371*
   BENEFICIALLY   =============================================================
     OWNED BY           8    SHARED VOTING POWER
       EACH
     REPORTING                -0-
      PERSON      =============================================================
       WITH             9    SOLE DISPOSITIVE POWER

                             456,371*
                  ==============================================================
                       10    SHARED DISPOSITIVE POWER

                             -0-
================================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            456,371*
================================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
================================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.5%
================================================================================
 14         TYPE OF REPORTING PERSON
            IN
================================================================================

* Assumes the exercise in full of all 190,161 stock options held by the Reporting Person, of which only 27,895 are presently exercisable.

                              Page 2 of 28 Pages

CUSIP No. 641142104                  SCHEDULE 13D

================================================================================
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Laurence Rosen

================================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

================================================================================
 3          SEC USE ONLY

================================================================================
 4          SOURCE OF FUNDS

            Not Applicable
================================================================================
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable
================================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

================================================================================
                        7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 678, 898*
   BENEFICIALLY    =============================================================
     OWNED BY           8    SHARED VOTING POWER
       EACH
     REPORTING               -0-
      PERSON       =============================================================
       WITH             9    SOLE DISPOSITIVE POWER

                             678, 898*
                   =============================================================
                       10    SHARED DISPOSITIVE POWER

                             -0-
================================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            678, 898*

================================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
================================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.7%
================================================================================
 14         TYPE OF REPORTING PERSON
            IN
================================================================================

* Assumes the exercise in full of all 330,648 stock options held by the Reporting Person, of which only 46,579 are presently exercisable.


                              Page 3 of 28 Pages

CUSIP No. 641142104                  SCHEDULE 13D

================================================================================
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Andrew Schwartz

================================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

================================================================================
 3          SEC USE ONLY

================================================================================
 4          SOURCE OF FUNDS

            Not Applicable
================================================================================
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable
================================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

================================================================================
                        7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 165,412*
   BENEFICIALLY    =============================================================
     OWNED BY           8    SHARED VOTING POWER
       EACH
     REPORTING               -0-
      PERSON       =============================================================
       WITH             9    SOLE DISPOSITIVE POWER

                             165,412*
                   =============================================================
                       10    SHARED DISPOSITIVE POWER

                             -0-
================================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            165,412*
================================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
================================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.5%
================================================================================
 14         TYPE OF REPORTING PERSON
            IN
================================================================================

* Assumes the exercise in full of all 75,000 stock options held by the Reporting Person, none of which are presently exercisable.


                              Page 4 of 28 Pages

CUSIP No. 641142104                  SCHEDULE 13D

================================================================================
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jeffrey Wolf

================================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

================================================================================
 3          SEC USE ONLY

================================================================================
 4          SOURCE OF FUNDS

            Not Applicable
================================================================================
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable
================================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

================================================================================
                        7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 500,635*
   BENEFICIALLY    =============================================================
     OWNED BY           8    SHARED VOTING POWER
       EACH
     REPORTING               -0-
      PERSON       =============================================================
       WITH             9    SOLE DISPOSITIVE POWER

                             500,635*
                   =============================================================
                       10    SHARED DISPOSITIVE POWER

                             -0-
================================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            500,635*
================================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
================================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.1%
================================================================================
 14         TYPE OF REPORTING PERSON
            IN
================================================================================

* Assumes the exercise in full of all 159,082 stock options held by the Reporting Person, of which only 36,930 are presently exercisable.


                                   Page 5 of 28 Pages

CUSIP No. 641142104                  SCHEDULE 13D

================================================================================
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Dr. Scott Wolf

================================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

================================================================================
 3          SEC USE ONLY

================================================================================
 4          SOURCE OF FUNDS

            Not Applicable
================================================================================
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable
================================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

================================================================================
                        7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 214,667*
   BENEFICIALLY    =============================================================
     OWNED BY           8    SHARED VOTING POWER
       EACH
     REPORTING               -0-
      PERSON       =============================================================
       WITH             9    SOLE DISPOSITIVE POWER

                             214,667*
                   =============================================================
                       10    SHARED DISPOSITIVE POWER

                             -0-
================================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            214,667*
================================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
================================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
================================================================================
 14         TYPE OF REPORTING PERSON
            IN
================================================================================

* Assumes the exercise in full of all 37,193 stock options held by the Reporting Person, 18,597 of which are presently exercisable.


                                   Page 6 of 28 Pages

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, $.0001 par value per share (the "Common Stock"), of NetLive Communications, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 584 Broadway, New York, New York 10012. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is March 11, 1997.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Statement is being filed by Michael Kharitonov, Laurence M. Rosen, Andrew Schwartz, Jeffrey Wolf and Dr. Scott Wolf (individually a "Reporting Person" and, collectively, the "Reporting Persons"), who collectively may be deemed a group beneficially owning more than 5% of the outstanding shares of the Common Stock within the meaning of
Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the securities stated expressly herein to be beneficially owned by such Reporting Person.

                  (b) and (c) Mr. Kharitnov is the Chairman of the Board and Director of Technology of the Issuer. His principal business address is c/o NetLive Communications, Inc., 584 Broadway, Suite 806, New York, New York 10012.

                           Mr. Rosen is the President, Chief Executive
Officer, Treasurer and a member of the Board of Directors of the Issuer. His principal business address is c/o NetLive Communications, Inc., 584 Broadway, Suite 806, New York, New York 10012.

                           Mr. Schwartz is Vice President of Business
Development, Secretary and General Counsel of the Issuer. His principal business address is c/o NetLive Communications, Inc., 584 Broadway, Suite 806, New York, New York 10012.

                           Mr. Jeffrey Wolf is managing general partner of
Athena Ventures, LLC, a New York City-based venture capital firm. His principal business address is c/o Athena Ventures, LLC, 660 Madison Avenue, New York, New York 10021.

                           Dr. Scott Wolf is President of Itasca Ventures, a
venture capital firm. His principal business address is 3700 First Bank Place, Minneapolis, Minnesota 55440.

                           Mr. Jeffrey Wolf and Dr. Scott Wolf are brothers.
Each disclaims beneficial ownership of the Issuer's securities owned by the other.

                  (d) and (e) During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future


                              Page 7 of 28 Pages
violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                      (f) Each of the Reporting Persons is a citizen of the United States of America.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In September 1995, December 1995 and January 1996, the Reporting Persons used their personal funds to purchase shares of Common Stock for an aggregate consideration of $6,750, $22,890 and $1.00, respectively, as follows:

                                            Number of             Number of                Number of
                                        Shares Purchased       Shares Purchased         Shares Purchased
Name                                    In September 1995      in December 1995         in January 1996
----                                    -----------------      ----------------         ---------------
Scott Wolf . . . . . . . . . . . .           132,268                45,206
Laurence M. Rosen  . . . . .                 263,699                88,737                    1,674
Jeffrey Wolf . . . . . . . . . . .           263,699                88,737
Andrew Schwartz. . . . . . .                  45,206                45,206
Michael Kharitonov . . . . .                 132,268               132,268                    1,674

In February 1996, Mr. Laurence Rosen purchased 90,412 shares of the Company's Common Stock from Mr. Andrew Schwartz. In December 1996, such transaction was rescinded by mutual agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons initially acquired the Common Stock owned by each of them for investment purposes. Subsequently, each of the Reporting Persons entered into a certain Stockholders Agreement (the "Stockholder Agreement") which became effective when the last of the signatories executed the Stockholders Agreement on the Reporting Date. The purpose was to ensure collective action and solidarity to move effectively against, among other things, an unsolicited business combination and the announced commencement of a consent solicitation (the "Hostile Solicitation") by May Davis Group, Inc. ("MDC"), the underwriter of the Issuer's August 1996 initial public offering, with the announced intention of removing the Issuer's current Board of Directors. The fact that the Reporting Persons have filed this Schedule 13D jointly is not an admission that the Reporting Persons are a single reporting entity for the purposes of any Federal or state law or regulation.

                  Subject to applicable law and the factors described below, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or other securities of the Issuer in open market or privately negotiated transactions. In determining whether to purchase additional securities, the Reporting Persons intend to consider various factors including, without limitation, the



                              Page 8 of 28 Pages

Company's financial condition, business and prospects, the reaction of the Company's stockholders to the anticipated Hostile Solicitation described herein, the price and availability of shares of Common Stock, other available investment and business opportunities, their personal financial circumstances and general economic and stock market conditions. In addition, depending upon the matters referred to above, among other things, the Reporting Persons may determine at any time to dispose of all or a portion of their shares of Common Stock. Moreover, each of the Reporting Persons with currently exercisable stock options is actively considering the exercise of some or all of such options. Except as described in Item 6 hereof, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate.

                  Except as set forth in this Item 4, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) and (b) The Reporting Persons, in the aggregate, beneficially own 1,223,899 shares of Common Stock, and stock options to acquire an aggregate of 792,084 shares of Common Stock (of which 130,001 are currently exercisable). This represents approximately 53.9% of the shares of the Common Stock outstanding (which for purposes of this calculation includes all 792,084 shares subject to options). All computations of the applicable percentages of shares of Common Stock beneficially owned by the Reporting Persons are based on the 2,950,000 shares of Common Stock issued and outstanding as of the Reporting Date.

                  Mr. Kharitonov was the beneficial owner of an aggregate of 456,371 shares of Common Stock, comprised of 266,210 shares of Common Stock and stock options exercisable over various periods to acquire an aggregate of 190,161 shares of Common Stock. The exercise price thereof ranges from $2.50 to $5.50 per share and only 27,895 of such stock options are currently exercisable.

                  Mr. Rosen was the beneficial owner of an aggregate of 678,898 shares of Common Stock, comprised of 348,250 shares of Common Stock and stock options exercisable over various periods to acquire an aggregate of 330,648 shares of Common Stock. The exercise price thereof ranges from $2.50 to $5.50 per share and only 46,579 of such stock options are currently exercisable.

                  Mr. Schwartz was the beneficial owner of an aggregate of 165,412 shares of Common Stock, comprised of 90,412 shares of Common Stock and stock options exercisable over various periods to acquire an aggregate of 75,000 shares of Common Stock. None of such stock options are currently exercisable and the exercise price thereof is $4.8125 per share.

                  Mr. Jeffrey Wolf was the beneficial owner of an aggregate of 500,635 shares of Common Stock, comprised of 341,553 shares of Common Stock and stock options exercisable over various periods to acquire an aggregate of 159,082 shares of Common Stock. The exercise price thereof ranges from $2.50 to $5.50 per share and only 36,930 of such stock options are currently exercisable.



                              Page 9 of 28 Pages

                  Dr. Scott Wolf was the beneficial owner of an aggregate of 214,667 shares of Common Stock, comprised of 177,474 shares of Common Stock and stock options exercisable over various periods to acquire an aggregate of 37,193 shares of Common Stock. The exercise price thereof is $2.50 per share and only 18,597 of such stock options are currently exercisable.

                  (c) There were no transactions in the Common Stock by the Reporting Persons effected during the past 60 days.

                  (d) Each of the Reporting Persons has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, if any, directly owned by each of them.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Stockholders Agreement provides, among other things, that each of the Reporting Persons will vote all the Issuer's voting securities then owned in the manner approved in writing by a majority of such securities then owned by all of the Reporting Persons in the aggregate. The Stockholders Agreement further provides that no transfer of the Issuer's securities by a Reporting Person shall be effective, and no transferee will be entitled to vote such securities or any other indices of ownership, unless and until such transferee agrees in writing to be bound by the terms and conditions of the Stockholders Agreement.

                  The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the text of such Stockholders Agreement, which is attached hereto as Exhibit 2, and is incorporated herein by reference.

                  Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  (a)      Joint Filing Agreement.

                  (b)      Copy of Stockholders Agreement.



                             Page 10 of 28 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 1997                                   /s/ Michael Kharitonov
                                                 -----------------------
                                                     Michael Kharitonov


                             Page 11 of 28 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 1997
                                                 /s/ Laurence M. Rosen
                                                 -----------------------
                                                  Laurence M. Rosen





                             Page 12 of 28 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 1997

                                                 /s/ Andrew Schwartz
                                                 -----------------------
                                                 Andrew Schwartz




                             Page 13 of 28 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 1997

                                                 /s/ Jeffrey Wolf
                                                 -----------------------
                                                 Jeffrey Wolf





                             Page 14 of 28 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 1997

                                                 /s/ Dr. Scott Wolf
                                                 -----------------------
                                                 Dr. Scott Wolf






                             Page 15 of 28 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.                Document
-----------                --------

     1                     Joint Filing Agreement

     2                     Copy of Stockholders Agreement.




                             Page 16 of 28 Pages